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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                  FORM 12b-25

                                AMENDMENT NO. 1



                                                  Commission File Number 0-12024

 [Check One]
[ ] Form 10-K        [ ] Form 20-F         [ ] Form 11-K          [X] Form 10-Q            [ ] Form N-SAR

       For the Period Ended:  June 30, 2001

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended __________________________

       Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant:   Maxicare Health Plans, Inc.

Former Name if Applicable:

Address of Principal Executive Office:
1149 South Broadway Street
Los Angeles, California 90015


PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.


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              [Check box if appropriate]

       [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [c] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of delays in developing and verifying data necessary to complete the financial statement disclosure, the Form 10-Q cannot be filed on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

       [1] Name and telephone number of person to contact in regard to this notification

       Joseph White            (213)                765-2000
           [Name]           [Area Code]         [Telephone No.]

       [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed?
       If answer is no, identify report[s].   [X] Yes   [ ] No


       [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
       or portion thereof?   [ ] Yes   [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           MAXICARE HEALTH PLANS, INC.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 14, 2001                 By: /s/ Joseph White
                                    Interim Chief Financial Officer